

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Jeremy R. Mork
President
Dunhuang Treasures Limited
4519 Admiralty Way, Suite A
Marina del Rey, California 90292

> **Re:** **Dunhuang Treasures Limited**
> **Registration Statement on Form 10-12G**
> **Filed August 30, 2010**
> **File No. 000-54105**

Dear Mr. Mork:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Please reconcile your references throughout your registration statement to "officers and directors" with your disclosure under "Item 5 – Directors and Executive Officers," which indicates that you have only one director and officer.

Item 1. Business, page 2

2. Please provide us a citation to the definition for "clean public shell" that you have disclosed in the first paragraph under this section.

Plan of Operation, page 2

3.   We refer to your disclosure in the penultimate paragraph on page 3. Please revise to disclose the basis for management's belief that you "will offer owners of business opportunities the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering." Clarify why a private operating company would benefit by completing a business combination with you rather than by filing its own Exchange Act registration statement given the information that will be required in a Form 8-K at the time of the business combination.

4.   Please balance your disclosure in the penultimate paragraph of this section to provide equally prominent explanation regarding the effect of the operating company potentially becoming liable for your liabilities, both known and unknown.

Sources of Opportunities, page 4

5.   Please expand your disclosure here regarding your officer being "employed in other positions" to state clearly the number of other companies with which your officer is affiliated. If such companies have a business plan that is similar to yours, please revise your disclosure to clarify. Also disclose how your sole officer and director will allocate his time if there is a concurrent acquisition opportunity for any of those other companies.

Evaluation of Opportunities, page 4

6.   With a view toward disclosure in an appropriate section of your document, please tell how you could structure a business combination that could be completed without shareholder approval, whether you intend to attempt to structure your business combination so it does not require shareholder approval, and whether the need for shareholder approval will be a factor in your evaluation of business opportunities.

Acquisition of Opportunities, page 4

7.   With a view toward disclosure of potential acquisition structures and risks, please tell us whether, if applicable laws prevent you from acquiring an ownership interest in a target business, you might enter into a contractual arrangement with the owners that provides you will control the target.

8.   Since this registration statement is not an offering of securities, please tell us why you refer to "this offering" in this section.

Competition, page 6

9.   With a view toward disclosure, please tell us about the information you have regarding the number of shell companies seeking to acquire an operating business.

Effect of Existing or Probable Governmental Regulations…, page 6

10.   If you can structure your business combination so that a shareholder vote or consent is not required, please balance your disclosure in the second paragraph to explain whether shareholders would receive proxy or information statements in connection with such a transaction.

Item 1A. Risk Factors, page 7

Any potential acquisition or merger with a foreign company may subject us…, page 9

11.   Please clarify the nature of the "risks related to shipment of raw materials and finished goods across national borders."

It is likely that our common stock will be considered "penny stock," page 10

12.   Please tell us the authority on which you rely for the reference to the exemptions for individual accredited investors that you mention in the first paragraph of this risk factor.

Risks Related to Doing Business in China…, page 10

13.   If you could become an entity with operations in China without shareholder approval, please add risk factors to explain the risks to you and your shareholders that result from the potential that you may become a resident enterprise as defined under Chinese tax law. Please also expand your disclosure under "Taxation" on page 19 to explain these issues.

Fluctuation in the value of the RMB…, page 11

14.   We refer to the last sentence of this risk factor. With a view toward disclosure, please explain how "[a]n appreciation of RMB against the U.S. dollar would also result in foreign currency losses…." Please also revise your disclosure to address the impact of the currency translation on your financial statements as a whole rather than just the effect of "financial assets."

Management's Discussion and Analysis of Financial Condition…, page 12

15.   Please revise to disclose the nature of the operating expenses that you incurred during the period from June 11, 2010 (inception) through June 30, 2010. Refer to Regulation S-K Item 303(a)(3).

16.   Refer to your disclosure in the second paragraph that you expect cash requirements to be met by shareholder loans.

- Please disclose the basis for this expectation.

- Please file any related agreements as exhibits to your registration statement.

- Reconcile the disclosure here with the disclosure on page 9 of your financial statements regarding private placements of securities.

Off-Balance Sheet Arrangements, page 13

17.   We note your disclosure that you do not have off-balance arrangements of the type that you identify. With a view toward clarified disclosure, please tell us about any other off-balance arrangements.

Item 3. Properties, page 13

18.   Please revise to clarify whether you pay rent to your officer and director for the office space.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

19.   With a view toward clarified disclosure, please tell us whether any person other than Jonathan Mork exercises, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, sole or shared voting or investment power with respect to your shares held in the name of Millennium Group, Inc.

20.   Please reconcile the spelling of the name of your shareholder as included in the table and in the footnote to the table.

Item 5. Directors and Executive Officers, page 13

21.   Please revise to provide all information required by Regulation S-K Item 401(e), including disclosure of Jeremy Mork's positions with other companies that have a pending Exchange Act registration statement. Clarify whether Jeremy Mork has held positions with entities other than these and Millennium Group, Inc. in the last five years, and disclose the principal business of Millennium Group, Inc. Your revised disclosure also should discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Jeremy Mork should serve as director, in light of your business and structure.

22.   Please provide the information required by Regulation S-K Item 401(g).

Conflicts of Interest, page 13

23.   Please replace your disclosure regarding "certain conflicts" with disclosure that describes the specific conflicts.

24.   Please name each company with reporting obligations under the Exchange Act with which you, your officer, your promoters, or your affiliates have been affiliated in the past five years. Disclose the relationship between (1) each such reporting company and (2) you, your officer, your promoters and your affiliates. Also, identify which of those companies was or is a shell company.

- For each such company that <u>was</u> a shell company, please disclose:

  - the date that the company was incorporated,

  - the date that the company filed an Exchange Act registration statement,

  - the date that the shell company engaged in a business combination with an operating company and the nature of that business combination,

  - whether approval of the shell company's shareholders was obtained to approve the business combination,

  - the nature of any affiliation between (1) the operating company and (2) you, your officer, your promoters and your affiliates,

  - the nature of all consideration that you, your officer, your promoters, and your affiliates received in connection with or related to the business combination, and

  - whether and when affiliates of the shell company left their position with the company or sold their securities after the business combination.

  Also, with a view toward disclosure, please tell us about the performance of the operating company since the date of the business combination.

- For each such company that <u>is</u> a shell company, please disclose:

  - the date that the company was incorporated, and

  - the date that the company filed an Exchange Act registration statement.

  Also, with a view toward disclosure, please tell us about any attempted business combinations involving each such shell company and the reasons that the business combination did not close.

25.   Describe how you determined the number of shell companies to form and the number of registration statements to file under the Exchange Act.

26.   Please clarify what you mean by "a random order of priority." State exactly what your affiliates will do to determine which of its shell companies will engage in business combinations that they identify. Also, disclose how you will determine which of the shell companies will pay the expenses of your affiliates as they seek business combinations before a specific combination is assigned to a specific shell company. Add appropriate risk factors.

27.   With a view toward disclosure, please provide us your analysis of whether, under applicable law, the registrant is considered a wholly owned subsidiary of a holding company for purposes of section 9.3 of exhibit 3.2.

Item 6. Executive Compensation, page 14

28.   Refer to your disclosure that you do not intend to pay compensation "until an acquisition is made." With a view toward clarified disclosure, please tell us:

- the amount and nature of compensation that you intend to pay when you make an acquisition,

- the amount of compensation you or your officer, affiliates, or promoters were paid in connection with prior business combinations involving shell companies, and

- how your officer, affiliates and promoters intend to profit from their involvement with this company.

29.   Refer to your disclosure that current management may resign and be replaced in connection with an acquisition. With a view toward appropriate disclosure, including risk factors, please tell us whether this fact creates an incentive for your current affiliates to sell their shares after the business combination, particularly given the absence of other compensation arrangements.

Item 7. Certain Relationships and Related Transactions, page 14

30.   Please revise to include the disclosure required by Regulation S-K Item 407(a).

31.   Please reconcile your disclosure here with (1) your reference to related-person transactions on page 29 under the caption "Fair Value of Financial Instruments" in your financial statements, (2) Note E to your financial statements, and (3) your sale of securities to related persons.

Item 11. Description of Securities, page 15

32.   Please add separate risk factors to your document to:

- explain the risk to investors of the power of the board to change your Memorandum of Association without shareholder approval as mentioned in the last sentence of the first paragraph of your disclosure in this section,

- explain the risk created by preferred stock being convertible into 10,000 shares of common with as-converted voting rights, and

- disclose the effect of the 1/3 quorum in section 7.13 of exhibit 3.2.

33.   Please disclose the 75% vote requirement in section 8.5 of exhibit 3.2.

Shares Eligible for Future Sale, page 15

34.   Please tell us the authority for your statement regarding a three-year holding period in the second paragraph.

Memorandum of Association and Articles of Association, page 16

35.   Please clarify whether your disclosure in paragraph 13.2 means that disclosure of the interest need not be made until after the date of entry into the transaction.

36.   Given your lead-in language to your disclosure addressing Article 8.13 regarding independence, please revise your disclosure to clarify whether a "Resolution of Directors" requires a majority of a quorum and whether that quorum must be independent.

37.   With a view toward disclosure in an appropriate section of your document, please tell us:

- the circumstances in which a director could be given more than one vote as indicated in section 1.1 of your Memorandum of Association under "Resolution of Directors,

- whether section 8 of your Memorandum of Association means that you can divide your common stock in to different classes with different rights, and

- the circumstances in which your Memorandum or Articles or applicable law permit you to redeem shares without the consent of shareholders as mentioned in section 3.1 of exhibit 3.2.

Provisions of the Company's articles, charter or bylaws that have the effect…, page 18

38.   Please provide us your analysis supporting your conclusions that the following would not
        have the effect of delaying, deferring or preventing a change in control:

        •   the number of authorized common shares,

        •   the authorized preferred shares,

        •   the ability of the board to amend your charter, and

        •   the ability of the board to name new directors per sections 8.3 and 8.7 of exhibit 3.2
            without shareholder approval.

Exchange Controls, page 18

39.   Please add disclosure in this section that addresses foreign exchange controls in China,
        given your disclosure under "Governmental control of currency conversion may
        affect…" on page 10.

Taxation, page 19

40.   Please explain what you mean by "IBC."

Item 12. Indemnification of Directors and Officers, page 19

41.   Please state the effect of Article 14 of your Articles of Association.

Item 13. Financial Statements and Supplementary Data, page 19

42.   Please update your financial statements when required by Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page 20

43.   We note that the scope paragraph of the report from your Independent Registered Public
        Accounting Firm refers to the financial statements of "Dunhuang Star Limited."   Please
        revise the filing to provide a report from your Independent Registered Public Accounting
        Firm that provides an opinion on the financial statements of the registrant, Dunhuang
        Treasures Limited.

Note A – Summary of Significant Accounting Policies, page 26

Organization, Name of Business and Trade Name, page 26

44.   Please revise to clarify whether June 30 is your fiscal year end.

Signatures

45.   Please include the text on the Signatures page required by Form 10.

46.   We note the August 19, 2010 date on your August 30, 2010 filing. Please file currently dated signatures.

Exhibit 3.1

47.   Please file a complete exhibit. Currently:

- the left side of some of your document is omitted, and

- cross references to other clauses, like in section 2.1, are missing.

Exhibit 3.2

48.   Please tell us the purpose of Article 1.2. Include in your response (1) a description of all circumstances in which shareholders would be required to indemnify the registrant and its affiliates and (2) whether the Article is intended to attempt to eliminate liability under the United States federal securities laws or require shareholders to indemnify others for such liabilities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Jehu Hand, Esq. — Hand & Hand